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                                                       Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516


Monsanto, P&U Leaders Explain Value of Merger to Largest Shareowners
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Leaders from Monsanto and Pharmacia & Upjohn (P&U) have embarked on a series of meetings to explain the value of the proposed merger to securities analysts and to the largest shareowners of the two companies, mainly large financial institutions, such as pension funds, insurance companies and mutual fund companies.

Known in investing circles as a "road show," this series of meetings started in New York on Feb. 1 and after moving through several other major U.S. cities will conclude in Stockholm and London the week of Feb. 14.

The first week's meetings went well, according to Fred Hassan, CEO-designate of Pharmacia Corp., as the new company is to be named, who is leading the delegation of Monsanto and P&U executives.

"We are feeling increasingly confident that investors are now understanding why this is the right decision," Hassan wrote to the employees of P&U on Feb. 4. "The powerful sales dynamism that we will build around our products has been a key selling point in our presentation. Equally important, however, has been the strong, integrated approach by the top management team. We have demonstrated clearly to investors that we are rapidly forming a united management approach for the new company. This management unity and commitment is a visible sign to investors that the Pharmacia Corp. will deliver on its promises."

Many of the investors also came away from the meetings with a better understanding of the ag business, according to Hendrik Verfaillie, Monsanto's president and CEO-designate of intended new agricultural company.

"I believe many of the pharma investors who did not know the Monsanto ag story came away with a greater appreciation of the value of the ag business," Verfaillie said. "We reassured them about the strong growth potential of Roundup, especially as a part of the integrated herbicide-seed strategy, and about the long-term value of our biotech traits."

The road show is being conducted by key leaders of the new Pharmacia management team, including Hassan; Dick De Schutter, senior executive vice president; Chris Coughlin,


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chief financial officer; Phil Needleman, chief scientific officer; and
Verfaillie.

The members of the team started out with a lot of persuading to do, since skeptical investors had driven the share prices of both companies down since the Dec. 19 announcement of the merger. Among the points they are making to the financial markets about Pharmacia Corp. are the following:

* Pharmacia will be primarily a pharmaceutical company.

* Monsanto, the agricultural company, will be independently valued and autonomously managed.

* Pharmacia will have industry-leading growth prospects.

      * Overall sales growth of 13 percent to 15 percent -- compound annual growth rate (CAGR), 1999-2002

      * Pharmaceuticals sales growth of 17 percent (CAGR, 1999-2002)

      * Earnings-per-share growth of 20 percent (CAGR, 1999-2002) -- and No. 1 among world's top 10 pharmaceuticals companies in five-year projected earnings growth

* It will have a first-tier new-product pipeline -- among the best of the top 10 worldwide

* It will have a first-tier sales force -- fourth largest in key U.S., European, and Japanese markets.

While some who heard the presentations remained skeptical, others reacted favorably.

"We like the proposed ... merger better," wrote an analyst for Salomon Smith Barney. "The market does too." On Jan. 31, the day before the road show began, P&U's shares closed at 47, and Monsanto's closed at 35.25. At the end of the week, P&U shares closed at 51.625, Monsanto's at 42.25.

An analyst for DLJ Securities noted that Pharmacia will be the world's eighth or ninth largest pharmaceutical company and the No. 1 agricultural company. "This strategy makes sense," the analyst wrote, "in that it will propel the company into a major player in the highly profitable and rapidly growing U.S. pharma market. Furthermore, in our opinion, the management [of Pharmacia] will be one of the strongest in the industry."

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To view the slides upon which the road-show presentations are based, go to
Monsanto's Web site, http://www.monsanto.com. Under "Investor relations," click on "financial presentation."

In addition, people leaders this week will receive materials to help them share with Monsanto and Pharmacia & Upjohn people the same information that is being given to investors.

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the preliminary proxy statement relating to the merger filed by each Monsanto and Pharmacia & Upjohn on Schedule 14A on January 28, 2000.

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Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone
(888)768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.